SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	July	2022
Commission File Number	001-37400

Shopify Inc.
(Translation of registrant’s name into English)

151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Shopify Completes Acquisition of Deliverr to Expand Fast and Easy Fulfillment for Merchants Across Multiple Channels

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)

Date:	July 8, 2022	By:	/s/ Jessica Hertz

Name: Jessica Hertz
Title: General Counsel and Corporate Secretary